UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On July 29, 2025, Oriental Rise Holdings Limited (the “Company”) held an Extraordinary General Meeting of shareholders (the “Meeting”). At the Meeting, a majority of the shareholders of the Company approved a potential share consolidation of the Company’s ordinary shares, par value US$0.0008 each (the “Shares”), at a ratio of not less than one (1) for ten (10) and not more than one (1) for one hundred and fifty (150) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date of the share consolidation to be determined by the Board of Directors of the Company (the “Board”) in its sole discretion by no later than January 25, 2026 (the “Share Consolidation”). Any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if and when enacted by the Board, will be settled by further determination of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2025	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

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